ALLIED GOLD LIMITED

01 February 2007

Company Announcements Office
Australian Stock Exchange Limited
Exchange Centre
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

**APPOINTMENT OF DIRECTOR – MR GRANT BROCK**

The Board of Allied Gold Limited (Allied) is pleased to announce the appointment of Mr Grant Brock as an Executive Director of the Company.

The appointment as a Director follows Mr Brock's appointment as Chief Operating Officer (COO) in October 2006. Mr Brock will remain in his role as COO where he is leading the Allied team in the construction and commissioning of the Simberi Gold Project in Papua New Guinea, which has made significant progress over the past 3 months.

Mr Brock, a mining engineer with extensive experience in the mining industry, has held executive management positions in the construction, development and operation of gold, base metal and industrial minerals mines.

He has also had corporate experience in acquisitions and project development which will assist with the long term growth of Allied Gold and the development of new projects for the company. His involvement has strengthened the Allied team as it aims to facilitate the timely construction and successful commissioning of the Simberi project.

For further information regarding this announcement, please contact Mark Caruso on +618 9353 3638.

Yours faithfully

Mark Caruso
Executive Chairman

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au